Exhibit 11.1

Code of Conduct

I.	INTRODUCTION

“ Foundations built on solid ground guide our work and ensure that excellence is always present”.

BR Partners believes that maintaining its reputation and the trust of its clients requires acting with transparency and clearly defined, widely communicated ethical principles. These principles must be followed by all members of management (including the Board of Directors, Audit Committee, and Executive Management), employees, interns, and apprentices—regardless of their hierarchical level (“Team Members”)—as well as by BR Partners’ suppliers, business partners, and service providers.

This BR Partners Code of Conduct (“Code of Conduct”) reflects the set of fundamental ethical principles and rules of conduct that guide the behavior and actions of our Team Members, ensuring the credibility and security of the relationships BR Partners maintains with its clients and the market. While it does not aim to address every legal and ethical issue, it serves as an important tool to guide the personal and professional conduct of all our Team Members.

The Code of Conduct is a guide for our actions and decisions. There are no specific rules that can apply to every situation. Instead, the principles outlined in this Code should be sufficiently internalized to ensure that, with the support of personal judgment, its spirit is always upheld.

Therefore, this document is essential to BR Partners and must be read, understood, and acknowledged by all Team Members, suppliers, business partners, and service providers, as it is fundamental to the proper performance of their activities.

II.	OUR PRINCIPLES AND VALUES

Br Partners’ principles are central elements of our success: respect, integrity, honesty, diligence, excellence, and confidentiality. Ethical behavior and an unblemished reputation are inherent to everyone throughout their professional careers.

All Team Members are subject to this Code of Conduct and must align their behavior with the following core values (“Values”):

i.	Clients. Clients are BR Partners’ most valuable assets. We are always ready to defend their interests and needs with transparency and ethics. Only the success of our clients will ensure our own success.

ii.	Profitability. We are committed to making BR Partners a highly profitable company, delivering above-market value to our clients, investors, and shareholders. Our pursuit of results is focused on a medium-term horizon of five (5) years. We do not allow short-term profit opportunities to compromise our principles or long-term objectives.

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iii.	Our Key Assets. In addition to our clients, our team, reputation, and capital are of utmost importance to BR Partners. We safeguard these assets every day to ensure our market position and image are never compromised.

iv.	Excellence in Products and Services. We are committed to delivering the highest quality products and services, always striving for excellence in our work. If the best solution for a client lies outside our scope of operations, we will assist them in finding the most suitable alternative in the financial market.

v.	Ownership. Our founding partners and some of our executives have invested their own capital in BR Partners, fostering a unique sense of responsibility, aligning interests, and distinguishing us as an institution.

vi.	Constructive Attitude. We are all encouraged to think independently and challenge market dogmas. Regardless of hierarchy, everyone is free to point out mistakes, offer suggestions, and provide constructive criticism to support BR Partners’ development.

vii.	People and Teamwork. We view creativity and initiative as fundamental to professional success. Teamwork and ongoing collaboration are essential to our achievements, and individual interests must never take precedence over those of BR Partners.

viii.	Diversity. “When everyone thinks alike, no one is really thinking.” That’s why we encourage diversity of thought and behavior, and we respect individual freedoms.

ix.	Meritocracy. Meritocracy is a cornerstone of our success. We are committed to selecting our partners, executives, managers, employees, and collaborators from among the best professionals in the market and providing them with the best opportunities for career growth.

III.	COMMITMENT OF SENIOR MANAGEMENT

BR Partners’ senior management is fully committed to upholding this Code of Conduct. Our leaders—including members of the Board of Directors, Audit Committee, and Executive Management—serve as role models for ethical behavior and are dedicated to fostering a culture of integrity and transparency. Accordingly, BR Partners’ senior management commits to:

i.	Serving as examples of ethical conduct for their respective teams, adopting appropriate ethical behavior and posture to ensure there is no doubt regarding their professional and personal conduct;

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ii.	Reading, understanding, complying with, and enforcing the Code of Conduct;

iii.	Communicating the Code of Conduct to their teams and ensuring it is read and understood;

iv.	Guiding other Team Members on actions or situations that may raise ethical questions or dilemmas;

v.	Contacting BR Partners’ Compliance Officer to clarify any doubts;

vi.	Reporting to BR Partners’ Compliance Officer any instances of non-compliance with the Code of Conduct, or any acts that may constitute illegal, questionable, or unethical behavior that could represent a violation of the Code; and

vii.	Discussing with BR Partners’ Compliance Officer any situations or ethical dilemmas that may arise.

IV.	PURPOSE

This Code of Conduct aims to provide guidance and establish clear directives for the activities and behavior of BR Partners’ Team Members, particularly with regard to upholding high ethical standards and transparency in all professional relationships.

The principles outlined in this Code of Conduct must be applied and reinforced in daily business practices and interactions, fostering a collaborative, ethical, transparent, and trustworthy work environment, while preventing and discouraging behaviors that conflict with our principles and values.

Team Members must treat clients, suppliers, business partners, service providers, competitors, and colleagues with impartiality and respect, and must not tolerate any form of discrimination, prejudice, or favoritism. No Team Member shall seek or obtain undue advantage—whether for personal benefit or for third parties—through manipulation, concealment, misuse of confidential information, distortion of material facts, or any similar practices.

Furthermore, all Team Members are accountable for their actions and are responsible for knowing, understanding, promoting, and staying up to date with the guidelines and rules set forth in this Code of Conduct. They must always:

i.	Comply with and enforce applicable laws, regulations, recommendations, as well as internal policies and manuals;

ii.	Integrate the principles of this Code into their daily conduct and decision-making, ensuring that our values are consistently upheld;

iii.	Adopt appropriate ethical behavior and posture, leaving no room for doubt regarding their professional and personal conduct; and

iv.	Immediately report any suspicious situation or questionable conduct to their direct supervisor (if possible) and to BR Partners’ Compliance Officer.

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V.	STANDARDS OF CONDUCT

The behaviors listed below are not intended to exhaust all possible situations that GROUP Employees may be or will be exposed to. The Code of Conduct aims to instruct and guide their actions in everyday situations.

We treat our Employees with respect, regardless of their position, hierarchy, or length of service within BR Partners.

A.	Conflicts of Interest

Broadly speaking, a conflict of interest arises when there is a direct or indirect clash between the personal interests of Employees—or those of close associates—and their professional responsibilities, such that these personal interests prevail or appear to prevail over the interests of the GROUP and/or improperly influence the performance of their duties. In this regard, obtaining personal advantages through relationships with the GROUP or leveraging such relationships to gain advantages is prohibited. Preferential treatment of suppliers, partners, service providers, and/or clients that could compromise the impartiality and integrity of Employees’ actions and decisions in the course of their professional activities is not permitted.

A different type of conflict of interest may also occur when the GROUP itself has multiple interests or clients with differing interests, which could influence decisions in a way that undermines impartiality, integrity, and trust. The GROUP will not act as a financial advisor or in any other capacity for clients with conflicting interests that could compromise the impartiality, integrity, and trust in its decisions and actions.

Any situation involving a potential or apparent conflict of interest must be avoided and immediately reported to the respective supervisor and/or the Compliance department via email at compliance@brpartners.com.br. Employees must refrain from carrying out any act or omission that could give rise to a conflict of interest until a contrary decision is made.

Additional guidance on this topic is available in the Compliance Policy, including situations such as: (i) familial or intimate relationships between Employees; (ii) receiving or offering gifts, giveaways, advantages, benefits, gratuities, and similar items; (iii) engaging in secondary employment; (iv) involvement in nonprofit activities; (v) participation in events; (vi) donations to political parties; and (vii) engagement in civic and political activities. Furthermore, departments with activities that present potential conflicts of interest will be physically segregated in accordance with the GROUP’s Information Barrier Policy to prevent the improper flow of information.

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B.	Personal Investments

BR Partners has established, based on market best practices and specific regulations, a set of ethical standards and corporate governance rules regarding personal investments, as outlined in the Personal Investments Policy.

Engaging in personal investments, as well as monitoring markets, must not interfere with or affect the proper performance of professional duties, nor should it provide any undue advantage over other market participants.

Furthermore, Employees must not use privileged or confidential information obtained in the course of their duties for personal benefit, regardless of how such information was acquired.

All individuals subject to this Code of Conduct are responsible for complying with, monitoring, and evaluating any cases or situations that contradict the guidelines set forth in the Personal Investments Policy, which is provided upon hiring along with this Code of Conduct.

C.	Social Media, Press, and External Communication

No Employee may speak on behalf of the GROUP in any type of media or social network unless previously authorized by the Investor Relations department.

Nonetheless, the GROUP encourages Employees to share and disseminate information published through the institution’s official channels on their personal social media, provided that these personal accounts do not contain material that could appear to violate any of the guidelines in this Code of Conduct.

Any information related to activities that have been, are being, or will be carried out by the GROUP must not be disclosed to media outlets (newspapers, magazines, radio, television, email, etc.) unless previously authorized by the Investor Relations department.

Employees are not authorized to enter into any type of contract, nor are they permitted to publish and/or provide content about the GROUP to the press or any media outlet. In case of doubt, the Compliance department should be consulted.

The confidentiality guidelines also apply to social media. The GROUP respects the rights and privacy of its Employees and considers their private lives to be personal matters that should not be interfered with, as long as they do not harm the GROUP’s image or activities.

However, it is important to note that social media profiles and posts, as well as personal conduct, may be associated with the institution. Therefore, Employees should carefully consider their opinions and ensure that the content they share does not compromise or dishonor the image of the GROUP or its clients.

Any actions by Employees, even outside GROUP premises, that are violent, racist, prejudiced, or discriminatory are condemned by the GROUP and may subject the Employee to the penalties outlined in this Code of Conduct.

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Examples of permitted/prohibited behaviors for Employees:

Permitted:

●	Posting opinions based on ethical principles, good faith, and legal compliance, in a personal capacity;

●	Posting images of urban landscapes taken from the workplace, provided they do not include unauthorized third parties and/or institutional brands or materials;

●	Identifying oneself as a director, employee, intern, or trainee of the GROUP. In such cases, Employees must comply with the social network’s usage rules and the institution’s internal policies.

Prohibited:

●	Sharing information and/or personal data of third parties related to the GROUP on social media, including via private messages;

●	Associating any personal opinion with the GROUP;

●	Posting images and/or videos taken inside GROUP facilities;

●	Using the GROUP’s name, logo, or brand for any purpose outside of professional activities.

D.	Prevention of Corruption, Money Laundering, Terrorism Financing, and Concealment of Assets, Rights, and Values (“AML/CFT/CARV”) and Other Unlawful Acts

BR Partners promotes the prevention and combat of all forms of corruption (bribery, influence peddling, favoritism, etc.) in its activities, reflecting its commitment to ethical and responsible relationships in all sectors in which it operates.

Practices aimed at personal or third-party favoritism—through the acceptance or solicitation of such favoritism in exchange for actions that result in any kind of facilitation, especially those that may be perceived as real or presumed influence—are strictly prohibited.

Such misconduct will be considered a serious violation and will be punished in accordance with the penalties provided in this Code of Conduct.

Additionally, it is forbidden to suggest, offer, promise, or grant, directly or indirectly, whether solicited or not, any undue advantage (financial or otherwise) to individuals or companies in the public or private sectors (including third-sector organizations) in exchange for performing or omitting acts related to their duties, or to facilitate business, operations, or activities for the GROUP, or to obtain benefits for oneself or others.

BR Partners adopts a zero-tolerance policy regarding AML/CFT/CARV. The guidelines for these processes are detailed in corporate documents available on the network and corporate intranet, which must be known and followed by all GROUP Employees.

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Employees must remain vigilant in the fight against organized crime and cooperate to prevent AML/CFT/CARV by immediately reporting to the Risk and Compliance Department any operation that may be considered suspicious due to signs or certainty of its connection to AML/CFT/CARV, as well as reporting any fraudulent, corrupt, or otherwise unlawful practices.

E.	Compliance with the General Data Protection Law

The guidelines established in this Code of Conduct—and all those bound by it—must observe and comply with the applicable legislation on Personal Data Protection, particularly Law No. 13,709/2018 and its subsequent amendments (“General Data Protection Law” or “LGPD”), as well as the GROUP’s internal data protection policies and regulations.

F.	Confidentiality, Information Security, and Intellectual Property

All confidential information and/or data (including, without limitation, technical, financial, operational, and economic information, as well as other business-related data) related to the GROUP’s activities, clients, suppliers, and service providers—whether in oral or written form, and stored in any physical or electronic medium—that has been directly or indirectly provided or disclosed due to an Employee’s role must not be shared with third parties, unless expressly and previously authorized by the Compliance Officer (when applicable), the client, and/or due to a legal obligation.

All communications—written and/or verbal—related to the GROUP’s business must be treated as confidential by Employees. Breaching this obligation constitutes an ethical violation of the standards required by the GROUP.

All information obtained by the Employee within the GROUP must be used exclusively for professional purposes and may not be used for personal gain or to act on behalf of third parties.

Likewise, all information and data developed or created by the Employee—or with their assistance—in the context of business activities representing the GROUP’s interests are the property of the GROUP.

All Employees must respect the confidentiality and privacy of our clients’ personal and financial information. When applicable, client-provided information must be treated as confidential and may not be shared with third parties unless expressly and previously authorized by the client and/or due to a legal obligation.

If an Employee has access to the GROUP’s information systems, they are responsible for taking the necessary measures to prevent unauthorized access. This includes ensuring that passwords and other access credentials are not exposed to third parties or left in easily accessible locations.

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G.	Prejudice, Discrimination, Violence, and Moral Harassment

The GROUP does not tolerate and firmly condemns any form of prejudice, discrimination (including wage and compensation criteria), intimidation, and/or exclusion of individuals based on disability, ethnicity, nationality, gender identity and expression, sexual orientation, marital status, age, social status, political, philosophical, and/or religious beliefs. The same is expected of all Employees.

The GROUP supports actions aimed at reducing wage inequality between men and women and preventing any form of wage discrimination based on gender, race, ethnicity, origin, age, sexual orientation, gender identity, or disability.

Any form of harassment—moral or sexual—or other types of workplace violence are incompatible with the GROUP’s values. Offensive or humiliating behavior that causes moral harm to an Employee will not be tolerated.

Harassment is defined as using any form of advantage to humiliate or intimidate another person. Moral harassment occurs when someone is subjected to humiliation during the workday. Sexual harassment involves seeking sexual favors or advantages.

It is strictly prohibited to discredit colleagues or managers through any means, including social media platforms such as Instagram, Facebook, LinkedIn, X, Plaxo, and similar, through offensive jokes, insults, or humiliating insinuations.

Any form of discriminatory expression will not be tolerated, as such behavior does not contribute to a healthy work environment.

Interpersonal relationships must be guided by courtesy, politeness, and respect. Inappropriate behavior such as personal insults, double-meaning jokes, nicknames, profanity, gestures, writings, comments, insinuations, or obscene, discriminatory, sexist, or xenophobic conduct must be avoided. Employees should refrain from arguments and conflicts during working hours, maintaining a professional demeanor in all interactions.

The GROUP also condemns all forms of domestic and family violence against women—whether physical, moral, financial, psychological, sexual, or virtual.

Any incident involving prejudice, discrimination, intimidation, exclusion, domestic or family violence, or harassment must be immediately reported through the Whistleblower Channel available on the BR Partners website (https://www.brpartners.com.br). Reports may be submitted anonymously or with identification.

H.	Social and Environmental Responsibility

BR Partners encourages actions and activities aimed at economic development without harm to the environment, in pursuit of sustainable development that avoids waste, particularly with regard to the conservation of resources such as water, energy, disposable items, and office supplies. In this context, everyone must understand their role as agents of awareness among clients and suppliers regarding the importance of issues involving socio-environmental protection, considering and monitoring aspects of social and environmental impact in their activities.

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VI.	GOVERNANCE

1.	Compliance

The Compliance function shall have full autonomy to carry out its duties in a manner completely independent from the other areas of BR Partners and may exercise its powers and authority with respect to any Employee. The Compliance team shall be responsible for:

a.	understanding and addressing the matters set forth herein;

b.	providing support to all Employees regarding the interpretation of specific situations; and

c.	conducting a preliminary analysis of situations involving ethical issues and misconduct.

The following are obligations of the person responsible for Compliance, within the scope of this Code of Conduct:

a.	promptly assisting all Employees;

b.	identifying possible conduct contrary to this Code of Conduct; and

c.	making decisions regarding infractions committed, where applicable.

Any and all Employees of BR Partners who become aware of information or ongoing situations that may affect the interests of BR Partners, give rise to conflicts, or prove to be contrary to the terms set forth in this Code of Conduct, shall inform the person responsible for Compliance so that appropriate measures may be taken.

2.	Risk and Compliance Committee

The compliance governance structure of BR Partners also includes a Risk and Compliance Committee, established at the senior management level of BR Partners, the further details of whose composition, frequency of meetings, and formalization of decisions are described in its respective Charter.

The purpose of the Committee is to oversee the implementation of and compliance with the rules, procedures, and internal controls of BR Partners, discussing potential shortcomings and opportunities for improvement in its internal controls, in addition to other matters pertaining to portfolio risk management, in accordance with the Risk Management Policy of BR Partners.

3.	Audit Committee

The Audit Committee of BR Partners is an advisory body to the Board of Directors. Among other functions, the Audit Committee is responsible for evaluating compliance by the management of BR Partners with all internal policies and procedures and applicable regulations, through monitoring of the internal audit reports of BR Partners and interactions with area managers and executives of BR Partners. The Audit Committee is also responsible for monitoring any complaints made through the whistleblowing channel.

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VII. DISCIPLINARY MEASURES

Adherence to the rules and guidelines set forth in this Code of Conduct is mandatory. Suspected violations of this Code of Conduct will be carefully analyzed by the Compliance Team, and penalties will be proportional to the infraction committed, subject to review and analysis by the Risk and Compliance Committee and the Management Committee.

Once a violation of this Code of Conduct and/or other policies, manuals, and internal procedures adopted by BR Partners has been verified — which also includes the failure to report a violation — the Employee in question shall be subject to disciplinary measures and penalties; however, the Employee shall be guaranteed full rights of defense and due process.

Any infractions may be subject to the following penalties, to be determined on a case-by-case basis by the Risk and Compliance Committee and the Management Committee, without prejudice to the right of BR Partners to seek compensation for any losses sustained, consequential damages, and/or lost profits, through appropriate legal measures:

i.	verbal warning;

ii.	written warning;

iii.	suspension;

iv.	exclusion for cause, in the case of Employees who are partners of BR Partners;

v.	termination (with or without cause);

vi.	initiation of administrative, civil, or criminal proceedings, as applicable.

All third parties, of any nature, whose violations of this Code of Conduct are confirmed, shall be subject to termination of their relationship with BR Partners, as applicable, as well as any other remedial and legal measures under applicable laws and regulations.

VIII. COMMUNICATION CHANNELS

Any questions regarding the interpretation and application of the provisions of this Code of Conduct may be directed to the Compliance department via the following e-mail address: "compliance@brpartners.com.br".

Any violations of the provisions of this Code of Conduct and/or other policies, manuals, and internal procedures adopted by BR Partners — which also includes the failure to report a violation — or conduct that may be considered criminal, or any other behavior capable of harming the reputation or image of BR Partners or that may cause any damage (moral or material) to BR Partners, whether or not BR Partners is the accused party, must be immediately reported to the Compliance department.

No Employee shall suffer retaliation for having reported such information in good faith in accordance with this Code of Conduct. The complaint will be treated confidentially, protecting the good-faith whistleblower.

Complaints and communications may also be made through a channel available on the BR Partners website (https://www.brpartners.com.br), either confidentially or with identification.

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